Spectra Energy Partners, LP

5400 Westheimer Court

Houston, TX 77056

May 18, 2012

Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Spectra Energy Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-33556

Dear Mr. Mew:

Set forth below are the responses of Spectra Energy Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2012, with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 28, 2012, File No. 001-33556 (“our 2011 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bolded text.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Operations and Significant Accounting Policies, page 68

Goodwill, page 70

1. Please explain to us and revise your disclosure to clarify at what level you test goodwill for impairment. You state you perform your annual review for impairment at the reporting unit level which you determined to be an operating segment or one level below. In this regard, however, we note your disclosure on page 72 that you do not aggregate operating segments and that you have one reportable segment. As such it appears that your annual review for goodwill impairment is performed at the level of your one reportable operating segment.

Response:

We have one reportable segment – Gas Transmission and Storage. In connection with our goodwill impairment testing, we determined that our reporting units are equivalent to our one reportable segment. In determining our reporting units, we applied Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, Intangibles-Goodwill and Other, and considered whether the components of our operating segments constitute businesses for which discrete financial information is available, whether segment management regularly reviews the operating results of those components and whether the economic and regulatory characteristics are similar.

In future filings, we will modify our disclosure as follows:

“We perform the annual review for goodwill impairment at the reporting unit level, which we have determined to be our one reportable operating segment.”

Note 2. Corrections of Immaterial Error, page 72

2. We note your change in presentation for the borrowings and repayments under your revolving bank credit facility which you state are generally of significant amounts with terms of 90 days or less. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, please revise future filings to provide disclosure about the intra-period variations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis.

Response:

Historically, intra-period borrowings outstanding under our revolving bank credit facility have not differed materially from reported period-end balances. If material intra-period fluctuations should occur, we agree to provide the appropriate disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 3. Acquisitions, page 73

3. We note your disclosure that “[b]ig Sandy’s primary asset is a 68-mile Federal Energy Regulatory Commission (FERC) regulated natural gas pipeline system in eastern Kentucky with capacity of approximately 0.2 billion cubic feet (Bcf) per day.” In that regard, explain to us your basis in determining the Big Sandy transaction is an acquisition of a business rather than an acquisition of an asset. Refer to FASB ASC 805-110-55-4 to 8. We note the acquired natural gas pipeline is a standalone pipeline system not currently connected to any of your other existing pipelines.

Response:

In connection with our accounting for the purchase of Big Sandy, we evaluated the accounting guidance in ASC 805-10-55-4 which states that a “business” consists of inputs and processes applied to those inputs that have the ability to provide a return to the owner in the form of dividends, lower costs or other economic benefits.

In applying this guidance, we concluded that Big Sandy, which consists of a large-diameter 68-mile interstate natural gas pipeline with high-pressure electrical compression, long-term firm transportation contracts and the presence of regulatory assets, in addition to key operational processes and protocols, met the criteria set forth in ASC 805-10-55-4 and was properly accounted for as an acquisition of a business rather than the purchase of an asset.

Our basis for this conclusion was that as of the acquisition date, Big Sandy was able to receive customer natural gas into its pipeline system by applying key operational processes and customer protocols that are unique to Big Sandy as evidenced by, among other things, its FERC certificates and tariff, and was able to provide natural gas transportation services to its customers serving the Northeast markets which resulted in an immediate economic benefit to the Partnership. Given the facts and circumstances above, we believe that accounting for the Big Sandy transaction as a business combination is appropriate.

4. In addition, please further explain your statement that “[s]ince Big Sandy records assets and liabilities resulting from the rate making process, the fair values of the individual assets and liabilities are considered to approximate their carrying values.” If your above assertion is appropriate, explain to us in detail why you are paying more than their fair values for these assets and liabilities.

Response:

The determination of a purchase price that was competitive with other bidders and adds long-term value to the Partnership’s unitholders included the preparation of a discrete set of forecasted net cash flows for Big Sandy with a terminal value discounted at an appropriate rate of return on capital. The forecasted net cash flows included certain assumptions about the growth of Big Sandy and the potential for connections to other supply areas and other interstate pipelines. The resulting valuation was compared for reasonableness to market multiples for similarly situated entities in other transactions.

Big Sandy’s operations consist of interstate pipeline activities subject to numerous regulations including cost-based rate regulation by the FERC. Accordingly, we apply rate-regulated accounting principles in accounting for Big Sandy in accordance with ASC 980, Regulated Operations.

We consistently apply our valuation policy to record individual assets and liabilities of acquired rate-regulated businesses at historical cost. Our rationale for this practice is based on the notion that rates approved by regulators allow for the recovery of approved costs, including a regulated return, and that any excess of the purchase price over the book value of the net assets acquired will not be included in the rate base in future rate proceedings.

With 100% fee-based revenues and weighted-average contract life of 14 years, the acquisition of Big Sandy strengthened our portfolio of fee-based natural gas assets and is consistent with our strategy of growth through third-party acquisitions. The long-term financial benefits to the Partnership’s unitholders include the following:

•	immediately accretive to unitholders due to long-term, predictable free cash flow;

•

strategically located in the Big Sandy shale play, which includes the Huron, Cleveland, and Rhinestreet formations located in the Appalachian Basin in Kentucky and represents the region’s sole take away capacity. The United States Geological Survey estimated the total area for the Big Sandy shale play as 10,669 square miles (6,828,000 acres) with approximately 7.4 trillion cubic feet of technically proven recoverable gas;

•	connected to the Tennessee Gas Pipeline Company transmission system which allows Big Sandy access to the attractive Mid-Atlantic and Northeast markets;

•	integrated with high-efficiency gas processing located in the Big Sandy shale play;

•	opportunity to expand the system to accommodate future growth projects; and

•

interconnection opportunities with the Texas Eastern Transmission, L.P. interstate pipeline (an affiliated company) (within 35 miles) and our East Tennessee Natural Gas, LLC interstate pipeline (within 50 miles).

Based on the above, we believe the purchase price reflects the long-term value of Big Sandy’s assets to us and is comparable with other market-participant acquisitions of rate-regulated enterprises that resulted in the recognition of goodwill.

5. Please tell us what consideration was given to recognizing separately from goodwill identifiable intangible assets acquired from EQT Corporation and the factors considered in determining there were no identifiable intangible assets other than goodwill in the Big Sandy acquisition. See FASB ASC 805-20-25-10. In this regard, we note goodwill reflects the value of cash flows from stable long-term contracts. Also we note pursuant to the provisions of the Purchase Agreement, EQT will be the main shipper on the natural gas pipeline with over 80% of the pipeline capacity and that you will make capacity available to EQT on a firm basis for a term of 15 years.

Response:

In connection with purchase accounting, we considered the accounting guidance in ASC 805-20-25-10 in the evaluation of the individual assets acquired and liabilities assumed in the Big Sandy transaction. In particular, the evaluation considered customer contracts, customer relationships and vendor contracts, including the impact of cost-based regulation on such items. Based on this review, we concluded that no significant intangible assets other than goodwill existed as of the acquisition date. Accordingly, we believe the amount of value allocated to the assets acquired, liabilities assumed and residual goodwill is appropriate.

Note 9. Investments in Unconsolidated Affiliates, page 79

6. Please expand your disclosure to reference the agreement with Spectra Energy Corp and disproportionate distribution received from Gulfstream in 2011 referenced in Note 3 of the financial statements of Gulfstream. Further, please disclose the terms of the agreement impacting future distributions, if any.

Response:

In future filings, we will include a disclosure as follows:

“During 2011, Spectra Energy Corp received a disproportionate distribution from Gulfstream in relation to their ownership percentage based on an agreement between Spectra Energy Corp and us. This agreement will not impact future distributions.”

In connection with responding to the Staff’s comments, the Partnership acknowledges that

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400.

Sincerely,

SPECTRA ENERGY PARTNERS, LP

By: Spectra Energy Partners (DE) GP, LP, its general partner

By: Spectra Energy Partners GP, LLC, its general partner

By:	/s/ Laura Buss Sayavedra

Name: Laura Buss Sayavedra
Title: Vice President and Chief Financial Officer

cc:

Commission

Donna Di Silvio, Staff Accountant

Scott Anderegg, Staff Attorney

Dietrich King, Legal Branch Chief

Spectra Energy Partners, LP

Julie A. Dill, President and Chief Executive Officer

Spectra Energy Corp

Allen C. Capps, Vice President and Controller

Christopher Agbe-Davies, Associate General Counsel